Silicon Valley │ Orange County

March 8, 2011

Brian K. Bhandari,
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC 20549

Re:	Innovative Wireless Technologies, Inc.
File No. 000-53421

Dear Mr. Bhandari:

On behalf of our client, Innovative Wireless Technologies, Inc., this letter is in response to your letter of February 22, 2011, to Pavel Alpatov, President of the registrant.  For convenience, the comments in contained in your letter are repeated below with the registrant’s response following each comment.
Form 10-K/A for Fiscal Year Ended December 31, 2009

Item 9A(T) – Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 10

1.
Your response to our prior comment two states that your disclosure controls and procedures were not effective at December 31, 2009.  However, the disclosure in your amended filing states that your disclosure controls and procedures were effective.  Please review or advise.

The disclosure in Amendment No. 1 was a typographical error which has been corrected in Amendment No. 2 being filed today with the Commission.

Evaluation of Internal Controls over Financial Reporting, page 10

2.
It does not appear that you have provided management’s report on internal control over financial reporting for the fiscal year ended December 31, 2009.  Please revise to provide this report or tell us why it was omitted.  Refer to Item 308(T)(a) of Regulation S-K.

As disclosed in Amendment No. 1 to the Form 10-K, the Company has not been in a position to establish disclosure controls and procedures.  As disclosed in Amendment No. 2 filed today, neither has the Company been able to establish internal control over financial reporting.  Due to this lack of internal control over financial reporting, the Company did not believe it appropriate to include this evaluation in its Form 10-K.  In response to the staff’s comment, however, the report is included in Amendment No. 2.

The Company’s activities were extremely limited during the period covered by the Form 10-K and even these limited activities were carried out directly by Pavel Alpatov, who served as both the Principal Executive Officer and Principal Financial Officer.  In light of the foregoing, the Company believes that the Form 10-K contains all of the information required by the Securities and Exchange Act of 1934 and all applicable Exchange Act rules.  According to Rule 12a-15, disclosure controls and procedures “are designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.”   The rule clearly contemplates that information will be compiled by or in the possession of lower level employees and that without adequate disclosure controls and procedures, there is a risk that information required to be disclosed in an Exchange Act report may not reach those upper management officers responsible for preparing such reports.  The Company respectfully points out to the staff that in the case of the Company, the person responsible for preparing Exchange Act reports is the same person who has compiled and is in possession of all available information relating to the Company.

Exhibit 32 – Section 906 Certifications

3.
We note that the certifications provided under Section 906 of the Sarbanes-Oxley Act of 2002 make reference to your Form 10K for the fiscal year ended December 31, 2008.  Please revise as it appears that reference should be made to the fiscal year ended December 31, 2009.

This error has been corrected in Amendment No. 2 to the Form 10-K.

Form 10-Q/A for the Fiscal Quarter Ended June 30, 1020

General

4.
We note your response to our prior comment three.  However, it does not appear that you addressed our previously issued comment regarding your plan to address the noted deficiencies in your Form 10-Q for the fiscal quarter ended September 30, 2010.  Please advise.

An amended Form 10-Q for the fiscal quarter ended September 30, 2010, is being filed today to address these deficiencies.

Exhibit 31 – Section 31 – Section 302 Certifications

5.
It does not appear that each of the certifying individual’s titles is provided at the end of the certification.  Please confirm that the certifying individual signed this certification in each of the required capacities and that certifications provided in future Exchange Act Filings will include the appropriate signatures and titles.

Mr. Alpatov’s title as Principal Financial Officer, Director, President, Chief Executive Officer, and Chief Financial Officer was inadvertently left off of the previously filed certification.  This has been corrected in today’s filing of Amendment No. 2 to the Form 10-Q for the fiscal quarter ended June 30, 2010.

Very truly yours,

Alexander Chen